

03002273

UF 3-4-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III

FEB 2 8 2003

SEC FILE NUMBER
8- 52290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRACK DATA SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

691 Fulton Street
                                    (No. and Street)

Brooklyn   New York   11217
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aviva Jakubowitz   (718) 260-4238
                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip L. Glickman, CPA
                    (Name — if individual, state last, first, middle name)

605 Ives Dairy Road, Suite G-103, North Miami Beach, FL   33179
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Aviva Jakubowitz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Track Data Securities Corp._____, as of _December 31_____, 19_2002_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

MIRIAM COHN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 41-4911063
QUALIFIED IN ROCKLAND COUNTY
COMMISSION EXPIRES NOV. 2, ~~1993~~ 2003

Notary Public

Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRACK DATA SECURITIES CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2002

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Track Data Securities Corp.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of Track Data Securities Corp. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Track Data Securities Corp. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip L. Glickman CPA

Miami, Florida
February 27, 2003

TRACK DATA SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and Cash Equivalents	$	2,868,813
Receivable from Clearing Broker		324,041
ECN Receivable		1,675,434
Other Assets		70,704
TOTAL ASSETS	**$**	**4,938,992**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts Payable	$	471,836
Due To Parent		725,292
Due to Broker Dealers		68,182
Subordinated Loan Payable		600,000
TOTAL LIABILITIES		1,865,310
Contingencies		
Shareholder's Equity		
Common Stock, no par value; 10,000 shares authorized;		
1,000 shares issued and outstanding		1,305,000
Retained Earnings		1,768,682
		3,073,682
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	4,938,992

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:

Commissions	$ 9,943,530
ECN Income	7,886,430
Futures Commissions	276,326
Other Income	592,417
	18,698,703

Operating Expenses:

Clearance And Exchange Fees	3,285,550
ECN Clearance And Commissions	6,494,700
Management Fees	3,080,000
Salaries and Wages	1,681,010
Professional Fees	695,338
Telephone and Data Access	570,329
Rent	140,275
Other Operating Expenses	468,000
Total Operating Expenses	16,415,202
Operating Income	2,283,501

Other Income (Expense):

Interest Income	17,446
Federal and State Income Taxes	(951,628)
Net Income	$ 1,349,319

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balances, beginning	$ 255,000	$ 419,362	$ 674,362
Capital Contribution	1,050,000		1,050,000
Net Income	-	1,349,320	1,349,320
Balances, ending	$ 1,305,000	$ 1,768,682	$ 3,073,682

The Accompanying Notes Are an Integral Part
of These Financial Statements

TRACK DATA SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net Income	$ 1,349,319
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Decrease in receivable from clearing broker	410,919
Decrease in other assets	31,526
Increase in Due To Broker Dealers	68,182
Increase in Accounts Payable	309,959
(Increase) in Account Receivable ECN	(1,675,434)
Decrease in Due To Parent	(304,539)
Total Adjustments	(1,159,387)
Net Cash Provided by Operating Activities	189,932
Cash Flows from Financing Activities	
Capital Contribution	1,050,000
Proceed from issuance of Subordinated Loan	600,000
Net Cash Provided (Used) by Financing Activities	1,650,000
Net Increase in Cash and Cash Equivalents	1,839,932
Cash and Equivalents, Beginning of Year	1,028,881
Cash and Equivalents, End of Year	$ 2,868,813

The Accompanying Notes Are an Integral Part
of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company was formed on December 10, 1998. The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities, and with the National Futures Association (NFA). Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company is a Delaware corporation and is a wholly-owned subsidiary of Track Data Corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1500% of "Net Capital", as defined. At December 31, 2002, the Company's "Net Capital" was $1,903,877 and the "Required Net Capital", as defined, was $1,000,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 66%.

THE NFA net capital calculation is calculated the same as the NASD net capital as described above, except the minimum net capital is $250,000.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company has no transactions which have created a deferred tax asset or liability.

ECN REVENUES AND EXPENSES

ECN revenues and the related clearing expenses and rebates are recorded on a trade date basis as transactions occur. The Company has transactions which have taken place on entities with which they do not have an ECN agreement. The Company has not recognized any revenues due from entities that do not have an agreement unless such entity has been making regular payments. The Company records the revenue from non-paying entities when an agreement is executed or cash is collected. Until that time, the Company cannot reasonably estimate the revenue to be earned.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 – CONTINGENCIES

Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Additionally, the Company is a plaintiff in various collection lawsuits. The outcome of any of these lawsuits is either unknown or immaterial. It is the Company's policy to record a contingent liability for matters against it which are deemed both probable of success and assessable as to amounts for which it will become liable.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Track Data Corporation.

For the year ended December 31, 2002, the Company paid $3,080,000 in management fees and $3,451,657 in expense reimbursements to Track Data Corporation.

At December 31, 2002, Track Data Securities Corp. owed the parent company $725,292 for expense reimbursements, income taxes, and other transactions. This amount is included in aggregate indebtedness.

The Company files a consolidated income tax return with its parent. At December 31, 2002, the Company accrued $951,628 in income tax liabilities, computed at statutory rates, to its parent.

The Company occupies space in a location leased by its parent.

NOTE 4 –   RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 324,041	
ECN rebates		$ 68,182
	$ 324,041	$ 68,182

NOTE 5 – SUBORDINATED BORROWINGS

The borrowings from its parent under a subordination agreement at December 31, 2002, are listed as follows:

Subordinated loan, 3.5%, due February 28, 2005 $600,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has the right to prepay the loan after one year upon written approval of the NASD.

TRACK DATA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 6 –   RECONCILIATION OF NET CAPITAL TO
           DECEMBER 31, 2002, FOCUS FILING

The following transactions affected net capital as filed at December
31, 2002:

	Equity	Net Capital
December 31, 2002, Focus as filed	$2,853,601	$2,066,545
Increase in ECN Revenue Receivable	382,749	-
Increase in Income Tax Expense and Liability	(162,668)	(162,668)
Adjusted Balances, December 31, 2002	$3,073,682	$1,903,877

As described in Note 1, the Company does not record ECN revenue with
entities with which it does not have an agreement, unless they have been
making regular payments. It reached an agreement relating to
transactions in 2002 after December 31. It recorded these amounts after
the filing of the FOCUS. ECN receivable is a non-allowable asset. The
income tax liability, which is included in due to parent, is an aggregate
indebtedness liability. This created the decrease in net capital.

SUPPLEMENTARY INFORMATION

TRACK DATA SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of The
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	3,073,682
Liabilities subordinated to claims of general creditors allowable in computation of net capital		600,000
Total capital and allowable subordinated liabilities		3,673,682
Non-allowable assets		(1,769,805)
Net capital before haircuts on securities positions		1,903,877
Haircuts on securities		-
Net capital	$	1,903,877

Aggregate Indebtness

Accounts Payable	$	471,836
Due To Parent		725,292
Due to Broker Dealers		68,182
Total Aggregate Indebtness	$	1,265,310

Computation of basic net capital requirement

Minimum net capital requirement at 1,500 percent	$	84,354
Net capital requirement per aqreement with NASD	$	1,000,000
Excess net capital	$	903,877
Excess net capital at 1,500 percent	$	1,819,523
Excess net capital at 1,000 percent	$	1,777,346
Ratio of aggregate indebtedness to net capital		.66 to 1

Reconcilation with Company's computation (included in Part II of Form X17A-5 as of December 31, 2002)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	2,066,545
Increase in income taxes payable (Due to Parent)		(162,668)
Net capital per above	$	1,903,877

TRACK DATA SECURITIES CORP.
December 31, 2002

SUPPLEMENTARY INFORMATION
(CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company will be exempt under Section (k)(2)(b) of the rule. All customer transactions will be cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at December 31, 2002, are as follows:

Balance, beginning of period	-
Increases	600,000
Decreases	-
Balance, end of period	$ 600,000

See the Accompanying Independent Auditor's Report

12

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL   33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY
SEC RULE 17a-5

Board of Directors
Track Data Securities Corp.

In planning and performing my audit of the financial statements and supplemental schedules of Track Data Securities Corp. (The Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip L. Glickman C.P.A.

Miami, Florida
February 27, 2003